Filed Pursuant to Rule 433
Registration No. 333-169315-01

Entergy Louisiana, LLC

$250,000,000
First Mortgage Bonds,
4.44% Series due January 15, 2026

Final Terms and Conditions

September 21, 2010

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings (1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	September 21, 2010

Settlement Date (T+3):	September 24, 2010

Principal Amount:	$250,000,000

Coupon:	4.440%

Coupon Payment Dates:	January 15 and July 15 of each year

First Payment Date:	January 15, 2011

Final Maturity:	January 15, 2026

Optional Redemption Terms:	Make-whole call at any time prior to October 15, 2025 at a discount rate of Treasury plus 30 bps and, thereafter, at par

UST Benchmark:	2.625% due August 15, 2020

Spread to UST Benchmark:	+185 bps

Treasury Price:	100-7

Treasury Yield:	2.600%

Re-offer Yield:	4.450%

Issue Price to Public:	99.896%

Net Proceeds Before Expenses:	$249,740,000

Joint Book-Running Managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.

Co-Managers:	Deutsche Bank Securities Inc.
U.S. Bancorp Investments, Inc.
Aladdin Capital LLC
MFR Securities, Inc.

CUSIP / ISIN:	29364WAM0 / US29364WAM01

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) Credit Agricole Securities (USA) Inc. toll free at 1-866-807-6030, (iii) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848, or (iv) Mizuho Securities USA Inc. toll free at 1-866-271-7403.